Exhibit 99.2

Management’s discussion and analysis of the financial position and results of operations for the fiscal year ended August 31, 2010, is prepared at October 31, 2010. This should be read in conjunction with the Company’s August 31, 2010 Annual Report and audited consolidated financial statements and notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Refer to note 27 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

Cautionary statement regarding forward-looking statements
To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements are related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs; the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

OVERVIEW
Corus Entertainment Inc. (“Corus” or the “Company”) commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement, Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company and assumed ownership of Shaw’s radio broadcasting, specialty television, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

Corus operates through two lines of business: Radio and Television. The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating divisions.  Generally, Corus’ financial results depend on a number of factors, including the strength of the Canadian national economy and the local economies of Corus’ served markets, local and national market competition from other broadcasting stations and other advertising media, government regulation, market competition from other distributors of children’s animated programming and Corus’ ability to continue to provide popular programming.

(a) Radio
The Radio division comprises 49 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of Southern Ontario. Revenues are derived from advertising aired over these stations. Corus is one of Canada’s leading radio operators in terms of audience reach and tune-in.  Results for the Radio business are presented on a geographic basis for Radio West, Radio Ontario, and Radio Quebec and other.

(b) Television
The Television division comprises several analog and digital specialty channels, conventional channels and premium pay television services, as well other businesses related to television.  The Kids segment comprises: YTV; Treehouse TV; Nickelodeon (Canada); a 50% interest in TELETOON and TELETOON Retro, and the Nelvana content business. The Specialty and Pay segment comprises: W Network; VIVA; W Movies; Sundance Channel (Canada); Corus’ western Canadian pay television services Movie Central (including HBO Canada) and Encore Avenue; three local television stations, and the Company’s interests in CMT Canada, Telelatino, DUSK and Cosmopolitan TV.  Revenues for analog and digital specialty television networks are generated from affiliate subscriber fees and advertising.  Revenues for pay television are generated from affiliate subscriber fees. Revenues for the conventional television stations are derived from advertising.  Revenues for the distribution and licensing business are generated from licensing of television programs, merchandise licensing and publishing.

ANNUAL SELECTED FINANCIAL INFORMATION
The following table presents summary financial information for Corus for each of the listed years ended August 31:

(in millions of Canadian dollars, except percentages and per share amounts)				% Increase
	2010	2009	2008	2010 over 2009	2009 over 2008
Revenues	836.2	788.7	787.2	6.0	0.2
Segment profit [1]	264.1	251.2	252.1	5.1	(0.4)
Net income	126.7	(56.6)	129.8

Earnings per share
Basic	$1.57	$(0.71)	$1.57
Diluted	$1.56	$(0.71)	$1.54

Total assets	2,059.2	1,874.7	2,033.7
Long-term debt	691.9	651.8	692.8

Cash dividends declared per share
Class A Voting	$0.59502	$0.59502	$0.570015
Class B Non-Voting	$0.60000	$0.60000	$0.574995
Notes:
[1]	As defined in “Key performance indicators – Segment profit and segment profit margin”.

RESULTS OF OPERATIONS
The following tables present summary financial information for Corus’ lines of business and a reconciliation of net income to segment profit for each of the listed years ended August 31:

[in thousands of Canadian dollars, except percentages]				% Increase [Decrease]
	2010	2009	2008	2010 over 2009	2009 over 2008
Revenues
Radio	261,124	258,912	286,449	0.9	(9.6)
Television	575,097	530,014	500,966	8.5	5.8
Eliminations		(208)	(259)
	836,221	788,718	787,156	6.0	0.2
Direct cost of sales, general and administrative expenses
Radio	195,593	198,574	210,945	(1.5)	(5.9)
Television	348,418	320,869	301,361	8.6	6.5
Corporate	28,141	18,293	22,979	53.8	(20.4)
Eliminations		(208)	(259)
	572,152	537,528	535,026	6.4	0.5
Segment profit [1]
Radio	65,531	60,338	75,504	8.6	(20.1)
Television	226,679	209,145	199,605	8.4	4.8
Corporate	(28,141)	(18,293)	(22,979)	53.8	(20.4)
Eliminations			
	264,069	251,190	252,130	5.1	(0.4)

Depreciation	23,151	20,704	22,054
Interest expense	47,223	37,426	41,313
Broadcast license and goodwill impairment		175,000	
Disputed regulatory fees	(16,194)	5,258	10,936
Debt refinancing loss	14,256		
Restructuring charges	12,924	8,632	6,142
Other expense (income), net	14,972	(204)	1,711
Income before income taxes and on-controlling interest	167,737	4,374	169,974
Income tax expense	35,119	56,350	35,519
Non-controlling interest	5,884	4,659	4,620
Net income (loss) for the year	126,734	(56,635)	129,835

Notes:
[1]	As defined in “Key performance indicators – Segment profit and segment profit margin”.

FISCAL 2010 COMPARED TO FISCAL 2009

Revenues
Revenues for the fourth quarter were $202.8 million, an increase of 4% from $195.2 million last year.  Subscriber revenues increased by 6% and advertising revenues increased by 10% in the quarter.  Television revenues increased by 3% and Radio revenues increased by 5% in the quarter.  For the twelve-month period, revenues of $836.2 million represented an increase of 6%.  Subscriber revenues increased by 10% and advertising revenues increased by 4% in the full fiscal year.  On a divisional basis, Television revenues increased by 9%, while Radio revenues increased by 1% in the full fiscal year. Refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses
Direct cost of sales, general and administrative expenses for the fourth quarter were $151.2 million, up 10% from $137.8 million in the prior year. This increase is attributed to higher general and administrative costs, particularly new tariffs in Radio and higher facilities costs and accruals for short-term incentive plans.  For the twelve-month period, expenses of $572.2 million represented a 6% increase over the prior year as a result of higher program rights amortization in the Television division and higher Corporate costs.  Refer to the discussion of segmented results for additional analysis of expenses.

Depreciation
Depreciation expense for fiscal 2010 was higher than in the prior year due to the commencement of depreciation on Corus Quay.  Depreciation in the fourth quarter was marginally higher than the future run rate, due to accelerated depreciation on certain assets as the Company transitions out of its old broadcast facility.

Interest expense
Interest on long-term debt is up from the prior year due to the issuance of new debt in the second quarter of fiscal 2010.  In February 2010, the Company issued $500.0 million in senior unsecured guaranteed notes due 2017 (the “Notes”) that pay interest at 7.25%. The Company used these proceeds to pay down bank debt.  The effective interest rate on bank loans and notes for fiscal 2010 was 5.5% compared to 4.2% on bank loans last year.

Disputed regulatory fees
In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement included waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009. The Company had accrued $16.2 million over that period, and reversed this accrual in the first quarter of fiscal 2010.

Debt refinancing loss
In the second quarter of fiscal 2010, the Company issued $500.0 million in Notes. The proceeds of the Notes issue were used to pay down the existing $500.0 million term facility.  Concurrently, the interest rate swap agreements that fixed the interest rate on $400.0 million of the bank debt were terminated, and the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt refinancing loss of $14.3 million. The components of this loss include mark-to-market payments on the termination of the interest rate swap agreements, and the non-cash write-off of deferred financing fees related to the previous credit facility.

Restructuring charges
In the fourth quarter of fiscal 2010, the Company undertook a significant organizational restructuring to streamline operating processes in the new Corus Quay facility.  This resulted in the Company recording a charge of $12.9 million in the fourth quarter, of which $11.3 million relates to severance and employee-related expenses, and $1.6 million relates to other process-related expenses.

Other expense (income), net
Other expense in the fourth quarter of fiscal 2010 consists primarily of the retroactive portion of the new Radio tariffs introduced in July 2010, while the prior year’s quarter consists of investment writedowns.  For the full year, other expense in the current year consists primarily of rental expenses incurred on Corus Quay prior to the completion of the project, as well as the Radio tariff.  The prior year includes a gain of $7.2 million related to the sale of a residential audio business and investment writedowns of $6.2 million.

Income taxes
The effective tax rate for fiscal 2010 was 20.9%, compared to the Company’s 31.7% statutory rate. The difference is due primarily to the impact of a change in the Ontario provincial long-term tax rate that became effective in the first quarter. This rate change resulted in the Company recording a non-cash recovery of $14.3 million through the income tax expense line.

Net income and earnings per share
Net income for the fourth quarter was $6.8 million, as compared to net income of $18.7 million last year. Earnings per share for the fourth quarter were $0.08 basic and diluted, compared to $0.23 basic and diluted last year.  Net income for the current year’s quarter includes a Radio tariff accrual of $7.9 million ($0.06 per basic share) and restructuring charges of $12.9 million ($0.10 per basic share).  With respect to the Radio tariff accrual in the quarter, the Company has included in segment profit the tariff of $2.8 million related to fiscal 2010 revenues, while the pre-fiscal 2010 tariff of $5.1 million has been recorded in other expenses.

Net income for fiscal 2010 was $126.7 million, as compared to a net loss of $56.6 million in the prior year.  Earnings per share for fiscal 2010 was $1.57 basic and $1.56 diluted, compared with a loss per share of $0.71 basic and diluted last year.  In addition to the items noted above, net income for the current fiscal year also includes a reversal of the disputed regulatory fee accrual, a reduction in the income tax rate and a debt refinancing loss.  Net income for the prior year includes a $172.5 million ($2.15 per basic share) after-tax broadcast license and goodwill impairment charge.

The weighted average number of shares outstanding has increased in the current year due to the exercise of stock options and the issuance of shares from treasury under the dividend reinvestment plan.

Other comprehensive income (loss), net of tax
The significant item in other comprehensive income was the change in the unrealized fair value of the Company’s interest rate swap agreements prior to their termination in the second quarter of fiscal 2010, and the reversal of the cumulative unrealized change in the fair value of the agreements that were previously recorded in other comprehensive income in net income as a component of the debt refinancing loss.

Radio

	Three months ended		Twelve months ended
(thousands of Canadian dollars)	August 31,		August 31,
	2010	2009	2010	2009
Revenues
West	22,251	21,881	93,470	100,544
Ontario	23,934	22,364	92,052	85,185
Quebec and other	16,749	15,696	75,602	73,183
	62,934	59,941	261,124	258,912

Segment profit
West	6,333	7,678	30,295	35,319
Ontario	7,257	8,219	27,417	23,681
Quebec and other	(325)	(752)	7,819	1,338
	13,265	15,145	65,531	60,338

Revenues for the fourth quarter increased by 5%, and revenues for the year increased by 1% compared to the prior year.  Advertising revenues increased by 6% in the quarter.  Revenues in the West grew for the second consecutive quarter after several quarters of decreases despite rate compression in Calgary and Edmonton as a result of the new licenses.  Although the West remains down 7% for the full fiscal year, the total advertising spend in the Western markets is showing year-over-year growth.  Revenues in the rest of Canada experienced high single-digit growth for the quarter, particularly in Ontario, resulting in strong growth on the year-to-date as well.  The Company’s results for the quarter and for the year-to-date exceed the performance of the overall market in Canada in cities where we compete.  In particular, the Company exceeded market growth in Toronto, Canada’s largest market.

Direct cost of sales, general and administrative expenses for the fourth quarter increased by 11% compared to the prior year, and decreased by 2% for the full fiscal year.  Variable expenses increased significantly in the quarter on new tariffs introduced in the quarter, higher CRTC Part II fees and sales commission earned on the higher revenues, although the Company continues to benefit from a transition to a lower average cost of sales structure on national sales.  Fixed costs, which represent a much higher proportion of the cost structure, decreased by 5% for both the fourth quarter and full year from the prior year periods.  The decrease was largely in employee related costs which results from initiatives taken by the Company recently to reduce the fixed cost base of the division.

In the first quarter of fiscal 2010, the Radio division reversed its August 31, 2009 disputed Part II regulatory fee accrual of $8.9 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the estimated revised Part II fee, and the Radio division incurred a charge of $2.0 million for the full year.  This amount is included in segment profit for fiscal 2010, with no comparable amount in segment profit for fiscal 2009.

In addition, in the fourth quarter of fiscal 2010, the Radio division recorded an accrual of $7.9 million related to new tariffs announced in July 2010, for which there is no comparative amount in fiscal 2009.  The portion related to the current year’s revenues is $2.8 million, and is included in segment profit in the fourth quarter.  The portion related to prior years’ revenues is $5.1 million, and is included in other expense in the fourth quarter.

Television

	Three months ended		Twelve months ended
(thousands of Canadian dollars)	August 31,		August 31,
	2010	2009	2010	2009
Revenues
Kids	58,497	58,648	240,568	222,925
Specialty and Pay	81,358	76,840	334,529	307,089
	139,855	135,488	575,097	530,014

Segment profit
Kids	18,327	21,709	97,126	89,745
Specialty and Pay	28,628	25,003	129,553	119,400
	46,955	46,712	226,679	209,145

Revenues increased by 3% in the fourth quarter, reflecting an increase of 6% on subscriber revenues and continued strong growth in advertising revenues, with an increase of 15%. Total specialty advertising revenues were up 22%, while non-specialty advertising revenues were down 32%. Other revenues, primarily merchandising revenues, decreased 17% in the fourth quarter but finished the fiscal year with 10% growth over the prior year.  Subscriber revenue growth for the quarter reflects the addition of two new offerings in W Movies and Sundance Channel and strong paid subscriber growth at CosmoTV.  Advertising revenues grew 33% on our Kids segment, reflecting strengthening ratings and our success in monetizing our “co-view” audience.   Specialty advertising revenues on our Specialty and Pay segment showed a strong increase of 15% in the quarter. Non-specialty advertising revenues declined due to challenges faced by our former cable advertising service.  Full year subscriber revenues increased 10% while a strong second half to the fiscal year resulted in advertising revenue growth of 6% over the prior year.  Specialty advertising revenues grew by 9% in the fiscal year.  Movie Central, including HBO Canada, finished the year with 963,000 subscribers, up 1% from the same period last year.

Direct cost of sales, general and administrative expenses increased by 5% in the fourth quarter and 9% for the full fiscal year.  Direct cost of sales, which includes amortization of program rights and film investments, decreased by 1% for the quarter and increased by 9% for the full fiscal year.  Amortization of program rights costs fluctuate with changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.   Amortization of film investments fluctuate in proportion to the volume of service work in the studio and content distribution revenues.  Planned investment in programming for our Women’s networks to drive growth also contributed to the increased costs for the full year.  General and administrative expenses increased in the quarter and full fiscal year as a result of increases in CRTC Part II fees, trademark costs, expenses related to the launch of new services and higher facilities costs related to the fourth quarter move into Corus Quay.  Television has contained employee related cost growth to low single digits.

In the first quarter of fiscal 2010, the Television division reversed its August 31, 2009 disputed Part II regulatory fee accrual of $7.3 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Television division incurred a charge of $1.9 million for the full fiscal year.  This amount is included in segment profit for fiscal 2010 with no comparable amount in fiscal 2009.

On November 30, 2009, the Company completed the acquisition of Drive-In Classics and SexTV.  These specialty services were rebranded Sundance Channel and W Movies, respectively, and their results are included in the Specialty and Pay segment commencing with the second quarter of fiscal 2010.

Corporate

	Three months ended		Twelve months ended
(thousands of Canadian dollars)	August 31,		August 31,
	2010	2009	2010	2009
Stock-based compensation	1,944	1,472	7,770	5,146
Other general and administrative costs	6,695	2,962	20,371	13,147
	8,639	4,434	28,141	18,293

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is higher in the current year due to changes in the assumptions underlying the expense recognition of certain plans, primarily related to the Company’s higher share price relative to the same period last year, as well as the granting of additional units under the long-term incentive plan in the current year.

Other general and administrative costs for the quarter and year are up from the prior year primarily as a result of accruals for short-term compensation plans and facilities costs related to Corus Quay.

FISCAL 2009 COMPARED TO FISCAL 2008

Revenues

For fiscal 2009, revenues of $788.7 million represented a slight increase over $787.2 million in the prior year.  Advertising revenues decreased by 9% from the prior year, while subscriber revenues increased by 14% over the prior year.  Advertising revenues decreased as a result of the recent economic slowdown experienced across Canada, particularly in Alberta, British Columbia and Ontario.  As our Radio business is more dependent on advertising revenues than is the Television business, the impact of these economic conditions was more significant in our Radio business.  Refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

For fiscal 2008, direct cost of sales, general and administrative expenses were $537.5 million, an increase of 1% over the prior year.  Direct cost of sales, consisting primarily of the amortization of program rights and film investments, increased by 8% over the prior year.  General and administrative expenses decreased by 4% from the prior year.  Refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for fiscal 2009 was $20.7 million, a decrease of $1.4 million from the prior year.  This decrease reflects a reduction in capital expenditures in recent periods in anticipation of the move to the Toronto Waterfront facility.

Interest expense

Interest expense for fiscal 2009 of $37.4 million represented a $3.9 million decrease from the prior year.  Interest on long-term debt was down from the prior year despite the higher average debt balance in fiscal 2009, as interest rates were lower in the year.  This is offset by the impact of the interest rate swap, since Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate on bank loans for fiscal 2009 was 4.2%.

Broadcast license and goodwill impairment

Broadcast licenses and goodwill are tested for impairment annually as at August 31 or more frequently if events or changes in circumstances indicate that they may be impaired.  During the third quarter of fiscal 2009, the Company concluded that an interim goodwill and broadcast license impairment test was required for the Radio reporting unit.  This conclusion was based on an assessment of a number of factors, the most significant being the decline in radio advertising revenues experienced in the third quarter and the completion of the Company's annual business planning cycle also during the third quarter.  Each of these factors highlight adverse market factors affecting radio industry trading multiples in general and the Company's Radio reporting unit market value in particular.  As a result, the Company recorded a broadcast license impairment charge of $11.5 million and a goodwill impairment charge of $163.5 million related to the Radio reporting unit.

Disputed regulatory fees

The disputed regulatory fee accrual relates to the April 2008 decision of the Federal Court of Appeal to reverse the December 2006 Federal Court decision that ruled that Part II fees paid by broadcasters to the Canadian Radio-television and Telecommunications Commission were an unlawful tax.  The broadcasting industry is pursuing avenues of appeal; however until such time as an appeal is heard, the regulation is in force.  The accrual in fiscal 2008 includes a balance of $4.9 million related to fiscal 2007 and $6.0 million related to fiscal 2008.  Subsequent to the end of the fiscal year, an agreement was reached in respect of these fees, which resulted in the Company reversing this accrual in fiscal 2010.

Other expense, net

Other expense increased in fiscal 2009 as a result of further initiatives to reduce costs in the Radio division in general and the Quebec region in particular.  The Company incurred $8.6 million in fiscal 2009 in relation to these initiatives.  The prior year includes restructuring charges of $6.1 million, incurred in the Television and Radio segments.

Income taxes

The effective tax rate for fiscal 2009 was 1288.3%, compared to the Company’s 33.0% statutory rate. This difference is due to the almost entirely non-deductible treatment of the broadcast license and goodwill impairment charge.  Adjusting for the difference related to the broadcast license and goodwill impairment charge, the effective rate for fiscal 2009 was 32.8%.

Net income and earnings per share

Net loss for fiscal 2009 was $56.6 million, as compared to net income of $129.8 million in the prior year.  Loss per share for fiscal 2009 was $0.71, basic and diluted, compared with earnings per share of $1.57 basic and $1.54 diluted for fiscal 2008.  Net loss for fiscal 2009 includes an after-tax broadcast license and goodwill impairment charge of $172.5 million, while the prior year benefited from $23.2 million in recoveries related to income tax changes.  Removing the impact of these items would result in adjusted basic earnings per share of $1.45 in the current year and $1.29 in the prior year.  The weighted average number of shares outstanding decreased in fiscal 2009 as a result of shares acquired and cancelled by Corus under its normal course issuer bid.

Other comprehensive loss, net of tax

The significant item in other comprehensive loss is the change in the unrealized fair value of the Company’s interest rate swap.  Interest rate declines in both fiscal 2009 and 2008 resulted in an increase in the Company’s derivative fair-value liability and a charge through other comprehensive income.  The charge is higher in fiscal 2008 as the interest rate decline was more significant in that year.

Radio

	Year ended August 31,
(thousands of Canadian dollars)	2009	2008
Revenues
West	100,544	115,462
Ontario	85,185	94,465
Quebec and other	73,183	76,522
	258,912	286,449

Segment profit
West	35,319	43,530
Ontario	23,681	29,449
Quebec and other	1,338	2,525
	60,338	75,504

Revenues in fiscal 2009 declined by 10% from the prior year, as the economic slowdown in Canada led to decreased advertising spending.  Local airtime revenues decreased by 10% and national airtime revenues decreased by 17% compared to the prior year.  The declines were experienced across Canada, but was particularly pronounced in the west, which declined by 13% after several years of significant growth.  The declines in Quebec were less pronounced as that region had not experienced the same growth in recent years as Ontario and the west.  While the advertising market as a whole declined in fiscal 2009, the Company’s revenues were especially hard hit due to a sharp decline in the male demographic.  While traditionally strong categories in spending show continued signs of weakness, Corus has focused on maintaining the integrity of its rates, and is poised to benefit from an end of the recession when it occurs.

Direct cost of sales, general and administrative expenses for fiscal 2009 decreased by 6% from the prior year.  Variable expenses such as commissions decreased in proportion to the decrease in revenues.  Fixed costs, which represent a much higher proportion of the cost structure, decreased by 4% from the prior year.  The decrease was largely in employee-related costs and advertising and marketing.  This is largely the result of initiatives taken by the Company recently to adjust to lower revenue levels and align the cost structure of this division with its strategic objectives.

Segment profit for fiscal 2009 decreased by 20% from the prior year.  Radio is largely a fixed-cost business so the revenue declines resulted in a higher percentage segment profit decline, and a decrease in profit margin.   The profit margin decrease was greater in Ontario than in the west because the Ontario operations consist of more small markets with less discretionary spending, and so was less able to adapt to lower revenues.

In the third quarter of fiscal 2009, the Company recorded $175.0 million in broadcast license and goodwill impairment charges related to the Radio division.  These charges are excluded from segment profit.

Through fiscal 2009, the Company implemented several initiatives in its Radio operations, particularly related to its Quebec operations and its consolidated sales function.  These initiatives resulted in restructuring expenses of approximately $8.6 million in fiscal 2009.  These costs are excluded from segment profit.  The Company continues to assess challenges presented by the Quebec market, and may undertake further initiatives to align the cost structure of this division with its strategic objectives.

Television

	Year ended August 31,
(thousands of Canadian dollars)	2009	2008
Revenues
Kids	222,925	223,796
Specialty and Pay	307,089	277,170
	530,014	500,966

Segment profit
Kids	89,745	86,640
Specialty and Pay	119,400	112,965
	209,145	199,605

Television revenues in fiscal 2009 increased by 6% over the prior year.  Advertising revenues decreased by 6%, while subscriber revenues increased by 14%.  Specialty advertising revenues declined by 5% in fiscal 2009.  The advertising declines were experienced in the two main Kids brands: YTV and TELETOON. These declines came in two main advertising categories: Toys and Entertainment.  Subscriber revenue growth was experienced across all Corus brands, but was primarily in the Adult specialty and pay brands.  This is partly attributed to the successful launch of new brands such as VIVA, CosmoTV and HBO Canada. Movie Central (including HBO Canada) finished the year with 953,000 subscribers, up 7% from the prior year. Other revenues, including studio service work, distribution, merchandising and publishing revenues were up 13% in fiscal 2009, due largely to the success of international success of Bakugon in the Kids segment.

Direct cost of sales, general and administrative expenses increased by 6% in fiscal 2009.  Direct cost of sales, consisting primarily of the amortization of program rights and film investments, increased by 8% over the prior year.  These costs fluctuate in proportion to changes in subscriber levels; as a result of program supply agreements; as a result of Canadian content requirements based on the prior year’s revenues; as a result of conditions of license; as well as with the volume of service work in the studio.  These increased costs were offset by effective cost containment across all categories of general and administrative expenses, which increased by 4% for the year.  The increase is largely the result of costs related to the launch of new brands.

Segment profit in fiscal 2009 increased by 5% over the prior year.  The Company maintained a stable segment profit margin in the Television business relative to the prior year, in both the Kids and the Specialty and Pay segments.

Corporate

	Year ended August 31,
(thousands of Canadian dollars)	2009	2008
Stock-based compensation	5,146	9,168
Other general and administrative costs	13,147	13,811
General and administrative expenses	18,293	22,979

General and administrative expenses decreased to $18.3 million in fiscal 2009 from $23.0 million in the prior year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is lower in the current year due to: changes in the assumptions underlying the expense recognition of certain plans; the Company’s lower average share price in the current year; and fewer units outstanding in the current year.

Other general and administrative costs are down from the prior year primarily as a result of lower costs related to short-term incentive-based compensation.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
The following tables set forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended August 31, 2010. In Management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this report.

[thousands of Canadian dollars, except per share amounts]
	Revenues	Segment	Net income	Earnings (loss) per share
		profit [1]	(loss)	Basic	Diluted
2010
4th quarter	202,789	51,581	6,812	$0.08	$0.08
3rd quarter	218,439	73,818	31,411	0.39	0.39
2nd quarter	192,664	55,445	14,603	0.18	0.18
1st quarter	222,329	83,225	73,908	0.92	0.91
2009
4th quarter	195,221	57,423	18,733	$0.23	$0.23
3rd quarter	195,354	61,416	(145,030)	(1.81)	(1.81)
2nd quarter	181,358	51,009	29,029	0.36	0.36
1st quarter	216,785	81,342	40,633	0.51	0.50

Notes:
[1]	As defined in “Key performance indicators - Segment profit and segment profit margin”.

Seasonal fluctuations
Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter they tend to be the weakest, consistent with lower consumer spending in winter months.

Significant items causing variations in quarterly results

•
Net income in the fourth quarter of fiscal 2010 was negatively impacted by a charge of $12.9 million related to the Company’s organizational restructuring to streamline operating processes in the new Corus Quay facilities.

•	Net income in the fourth quarter of fiscal 2010 was negatively impacted by an accrual of $7.9 million related to the new Radio tariffs introduced in July 2010.
•	Net income in the second quarter of fiscal 2010 was negatively impacted by $14.3 million in expenses related to the refinancing of the Company’s debt.
•	Net income in the first quarter of fiscal 2010 was positively impacted by $14.3 million in income tax rate changes and the reversal of a $16.2 million disputed regulatory fee accrual.

•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $172.5 million, net of tax of $2.5 million, related to the Radio division.
•	Net income in the second quarter of fiscal 2009 was positively impacted by a gain of $7.2 million related to the disposition of a residential audio service.

KEY PERFORMANCE INDICATORS
The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenues, direct cost of sales, general and administrative expenses and segment profit, the following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenue
Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating the level of growth in a competitive marketplace.

The primary sources of revenues for the Company are outlined in the “Overview” section.

Corus is well diversified by revenue source with revenue streams for the year ended August 31, 2010, derived primarily from two areas: advertising (52%) and subscriber fees (34%) (2009 – 53% and 33%, respectively).

Direct cost of sales, general and administrative expenses
Consolidated direct cost of sales, general and administrative expenses include amortization of program and film rights (costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived), amortization of film investments (costs associated with internally produced and acquired television and film programming, from which distribution and licensing revenues are derived), employee remuneration, regulatory license fees, cost of goods sold relating to publishing, marketing (research and advertising costs), selling, general administration and overhead costs.  Approximately 31% and 35% of consolidated direct cost of sales, general and administrative expenses in fiscal 2010 (2009 – 31% and 33%, respectively) were composed of employee remuneration and amortization of programming and film costs, respectively.

Segment profit and segment profit margin
Segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income and retained earnings. Segment profit may be calculated and presented for an individual operating segment, a line of business, or for the consolidated Company.  The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) non-cash expenses such as depreciation; (ii) interest expense; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as: goodwill and broadcast license impairment; disputed regulatory fees; debt refinancing loss; restructuring charges and certain other income and expenses (note 13 to the consolidated financial statements).  Segment profit is also one of the measures used by the investing community to value the Company and is included in note 15 to the consolidated financial statements. Segment profit margin is calculated by dividing segment profit by revenues.

Free cash flow
Free cash flow is calculated as cash provided by operating activities less cash used in investing activities as reported in the consolidated statements of cash flows.  Free cash flow measures the Company’s ability to repay debt, finance the business and pay dividends.

[thousands of Canadian dollars]	2010	2009	2008
Cash provided by [used in]:
Operating activities	144,066	113,239	130,578
Investing activities	(121,124)	(19,864)	(101,520)
Free cash flow	22,942	93,375	29,058

Net debt
Net debt is calculated as long-term debt less cash and cash equivalents as reported in the consolidated balance sheets. Net debt is an important measure as it reflects the principal amount of debt owing by the Company as at a particular date.

[thousands of Canadian dollars]	2010	2009
Long-term debt	691,891	651,767
Cash and cash equivalents	(7,969)	(10,922)
Net debt	683,922	640,845

Net debt to segment profit
Net debt to segment profit is calculated as net debt divided by segment profit. It is one of the key metrics used by the investing community to measure the Company’s ability to repay debt through ongoing operations.

[thousands of Canadian dollars except ratios]	2010	2009	2008
Net debt [numerator]	683,922	640,845	673,108
Segment profit [denominator]	264,069	251,190	252,130
Net debt to segment profit	2.6	2.6	2.7

RISKS AND UNCERTAINTIES
Impact of regulation on Corus’ results of operations
Corus’ Radio and Television business activities are regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Broadcasting Act and, accordingly, Corus’ results of operations may be adversely affected by changes in regulations, policies and decisions by the CRTC. The CRTC, among other things, issues licenses to operate radio and television stations and regulates the rates Corus may charge for its specialty television services if such services are distributed as part of the basic service by a cable distributor. Corus’ radio stations must also meet technical operating requirements under the Radiocommunications Act and regulations promulgated under the Broadcasting Act. Changes in the regulation of Corus’ business activities, including decisions by the CRTC affecting Corus’ operations (such as the granting or renewal of licenses, decisions as to the subscriber fees Corus may charge its customers, or the granting of additional distribution, broadcasting or programming licenses to competitors in Corus’ markets) or changes in interpretations of existing regulations by courts or the CRTC could materially adversely affect Corus’ business and results of operations.

In addition, in order to maintain eligibility under the Broadcasting Act and the Radiocommunications Act, there are limitations on the ownership by non-Canadians of Corus Class A Voting Shares. Under certain circumstances, Corus’ Board of Directors may refuse to issue or register the transfer of Corus Class A Voting Shares to any person that is a non-Canadian or may sell the Corus Class A Voting Shares of a non-Canadian as if they were the owner of such Corus Class A Voting Shares.

Corus’ radio, conventional television, specialty television and pay television undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners in such music components. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

On July 10, 2010 the Copyright Board announced that it had certified new royalties to be collected by certain collectives in respect of commercial radio stations.  The Company recorded an expense of approximately $7.9 million in the fourth quarter to reflect the impact of the new royalties.  The Company estimates the future annual impact of these new royalties to be approximately $3.0 million.  These increases relate primarily to certain newly certified tariffs that did not previously exist.

Corus licenses a significant portion of its programming to Canadian conventional television stations, specialty and pay television networks, which are required by the CRTC to devote a certain portion of their programming schedules to Canadian productions. In addition to these scheduling requirements, the CRTC generally requires Canadian specialty services to devote a certain amount of their revenues to certified Canadian programming. There can be no assurance that such policies will not be eliminated or scaled back, thereby reducing the advantages that they currently provide to Corus as a supplier of such programs. Also, there can be no assurance that Corus programming will continue to qualify as certified Canadian programming. If Corus’ programming fails to so qualify, Canadian broadcasters would not be able to use the programs to meet their Canadian programming obligations and, as a result, license fees paid to Corus by Canadian broadcasters would not reflect the current premium paid for certified Canadian programs, and Corus would not qualify for certain Canadian tax credits and industry incentives. Canadian Heritage, the Canadian ministry that oversees the tax credits, has conducted a review of the definition of Canadian content, as it applies to film and television production, but no formal changes to the definition have been announced.

Competition
Corus encounters aggressive competition in all areas of its business. Corus’ failure to compete in these areas could materially adversely affect Corus’ results of operations.

The television production industry, specialty and pay television channel broadcasting and radio broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of radio stations, television programs or specialty television channels because revenue derived depends on audience acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally, and other intangible factors, all of which could rapidly change and many of which are beyond Corus’ control. The lack of audience acceptance for Corus’ radio stations, television programs, specialty and pay television channels would have an adverse impact on Corus’ businesses, results of operations, prospects and financial condition.

Radio
The financial success of each of Corus’ radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotional and other expenses incurred to obtain the revenue and the economic strength of its geographic market. Corus’ radio advertising revenues are, in turn, highly dependent upon audience share. Other stations may change programming formats to compete directly with Corus’ stations for listeners and advertisers or launch aggressive promotional campaigns in support of already existing competitive formats. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, ratings at Corus’ affected stations could be negatively impacted, resulting in lower net revenues.

Radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly and free-distribution newspapers, other print media, direct mail and on-line computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Corus’ radio stations will be able to maintain or increase their current audience share and advertising revenue share.

Television
The financial success of Corus’ specialty television business depends on obtaining revenue from advertising as well as from subscription fees. Numerous broadcast and specialty television networks compete with Corus for advertising revenue, and a failure by Corus to obtain its necessary share of such revenue could materially adversely affect Corus’ results of operations. Corus’ services also compete with a number of foreign programming services which have been authorized for distribution in Canada by the CRTC. Moreover, increasingly Corus’ specialty, pay and conventional television services are competing with alternative forms of entertainment that are not regulated by the CRTC, such as the Internet and video and DVD rentals. In addition, competition among specialty television services in Canada is highly dependent upon the offering of prices, marketing and advertising support and other incentives to cable operators and other distributors for carriage so as to favourably position and package the services to subscribers. As well, the CRTC has licensed a number of specialty services for digital distribution, which increases competition. Any failure by Corus to compete effectively in the area of specialty television services could materially adversely affect Corus’ results of operations.

Corus’ pay television services are exclusive providers of premium movies and series, and offer classic movies to western Canadian subscribers. These services compete with pay-per-view movie offerings as well as video-on-demand offerings.

The production and distribution of children’s television, books and other media content is very competitive. There are numerous suppliers of media content, including vertically integrated major motion picture studios, television networks, independent television production companies and children’s book publishers around the world. Many of these competitors are significantly larger than Corus and have substantially greater resources, including easier access to capital. Corus competes with other television and motion picture production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

Further, vertical integration of the television broadcast industry and the creation and expansion of new networks, which create a substantial portion of their own programming, have decreased the number of available time slots for programs produced by third-party production companies. There can be no assurances that Corus will be able to compete successfully in the future or that Corus will continue to produce or acquire rights to additional successful programming or enter into agreements for the financing, production, distribution or licensing of programming on terms favourable to Corus. There continues to be intense competition for the most attractive time slots offered by those services. There can be no assurances that Corus will be able to increase or maintain penetration of broadcast schedules.

Risks associated with production of film and television programs and websites
Each production is an individual artistic work and its commercial success is determined primarily by audience acceptance, which cannot be accurately predicted. The success of a program is also dependent on the type and extent of promotion and marketing activities, the quality and acceptance of other competing programs, general economic conditions and other factors, all of which can rapidly change and many of which are beyond Corus’ control.

Production of film and television programs requires a significant amount of capital. Factors such as labour disputes, technology changes or other disruptions affecting aspects of production may affect Corus or its co-production partners and cause cost overruns and delay or hamper completion of a production.

Financial risks exist in productions relating to tax credits and co-production treaties. The aggregate amount of government tax credits a project may receive can constitute a material portion of a production budget and typically can be as much as 30% of total budgeted costs. There is no assurance that government tax credits and industry funding assistance programs will continue to be available at current levels or that Corus’ production projects will continue to qualify for them. As well, the majority of Corus’ productions are co-productions involving international treaties that allow Corus to access foreign financing and reduce production risk as well as qualify for Canadian government tax credits. If an existing treaty between Canada and the government of one of the current co-production partners were to be abandoned, one or more co-productions currently underway may also need to be abandoned. Losing the ability to rely on co-productions would have a significant adverse effect on Corus’ production capabilities and production financing.

Results of operations for the production and distribution business within the Kids business for any period are dependent on the number, timing and commercial success of television programs and feature films delivered or made available to various media, none of which can be predicted with certainty. Consequently, current revenue from production and distribution may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Library revenue from production and distribution can vary substantially from year to year, both by geographic territory and by year of production. The timing of the Company’s ability to sell library product in certain territories will depend on the market outlook in the particular territory and the availability of product by territory, which depends on the extent and term of any prior sale in that territory.

The production of websites related to Corus’ Television and Radio brands generates hundreds of pages of content each day. This content is in many forms including text, graphics, databases, photographs, audio files, radio files and interactive content such as on-line games and third party posts of content and links. Corus takes rigorous steps to ensure that procedures are in place to clear rights and to vet third party content. There remains a risk, however, that some potentially defamatory or infringing content can be posted on a Corus website. Corus carries insurance coverage against this risk but there remains a limited risk of liability to third-party claims.

Intellectual property rights
Corus’ trademarks, copyrights and other proprietary rights are important to the Company’s competitive position. In particular, the Content group must be able to protect its trademarks, copyrights and other proprietary rights in order to competitively produce, distribute and license its television programs and published materials and market its merchandise. Accordingly, Corus devotes the Company’s resources to the establishment and protection of trademarks, copyrights and other proprietary rights on a worldwide basis. However, from time to time, various third parties contest or infringe upon the Company’s intellectual property rights. The Company reviews these matters to determine what, if any, actions may be required or should be taken, including legal action or negotiated settlement. There can be no assurance that the Company’s actions to establish and protect trademarks, copyrights and other proprietary rights will be adequate to prevent imitation or unauthorized reproduction of the Company’s products by others or prevent third parties from seeking to block sales, licensing or reproduction of these products as a violation of their trademarks, copyrights and proprietary rights.

Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company’s trademarks, copyrights and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

Technological developments
New or alternative media technologies and business models, such as digital radio services, satellite radio, direct-to-home satellite, wireless and wired cable television, Internet programming and video programming, mobile devices and on-line publications have recently begun to compete, or may in the future compete, for programming, audiences and advertising revenues. These technologies and business models may increase audience fragmentation, reduce the Company’s ratings or have an adverse effect on advertising revenues from local and national audiences. These or other technologies and business models may have a material adverse effect on Corus’ business, results of operations or financial condition.

Interest rate and foreign exchange risk
Corus has the following financial exposures to risk in its day-to-day operations:

Interest rates
The Company utilizes long-term financing extensively in its capital structure, which includes banking facilities, as more fully described in note 9 to the consolidated financial statements.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.

The Company manages its exposure to floating interest rates through maintaining a balance of fixed rate and floating rate debt.  As at August 31, 2010, 70% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Foreign exchange
A portion of the Company’s revenues and expenses is in currencies other than Canadian dollars and, therefore, is subject to fluctuations in exchange rates. Approximately 7% of Corus’ total revenues were in foreign currencies, the majority of which was U.S. dollars.

The impact of foreign exchange gains and losses are described in note 21 to the consolidated financial statements.

Contingencies
The Company and its subsidiaries are involved in litigation arising in the ordinary course and conduct of its business. The Company recognizes liabilities for contingencies when a loss is probable and capable of being estimated. As at August 31, 2010, there were no actions, suits or proceedings pending or against the Company or its subsidiaries which would, in management’s estimation, likely be determined in such a manner as to have a material adverse effect on the business of the Company.

OUTLOOK
Corus’ results for fiscal 2010 were within its stated guidance range for segment profit, and exceeded its stated guidance range for free cash flow.  Segment profit for fiscal 2010 was negatively impacted by additional regulatory fees and tariffs.  In the absence of these increases, the Company would have exceeded its stated guidance range.

At its annual Investor Day in September 2010, the Company updated investors on the Company’s fiscal 2011 strategic priorities and provided near-term financial guidance for the 2011 fiscal year.  In particular, the Company announced its fiscal 2011 guidance targets of consolidated segment profit of $285.0 million to $295.0 million, and free cash flow of $100.0 million or higher.

The free cash flow guidance for fiscal 2011 is significantly higher than the actual results for fiscal 2010, which reflects reduced capital expenditures related to Corus Quay.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

FINANCIAL POSITION
Total assets at August 31, 2010 were $2.06 billion, compared to $1.87 billion at August 31, 2009.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2009.

Current assets increased by $41.7 million.  Cash and cash equivalents decreased by $3.0 million.  Refer to the discussion of cash flows in the next section.  Accounts receivable increased by $28.4 million from year-end and $4.2 million from the previous quarter.  The accounts receivable balance typically grows significantly in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivable.  Income taxes recoverable decreased due to the timing of income tax installment payments.

Tax credits receivable increased as a result of accruals related to film production.  Investments and other assets did not change significantly from the prior year.  Capital assets increased by $85.1 million, as spending on Corus Quay ramped up significantly in the second half of the fiscal year.  Broadcast licenses and goodwill balances increased as a result of the acquisition of two specialty television services in the first quarter.  Program and film rights (current and non-current) increased by $9.6 million, as additions of acquired rights of $170.1 million were offset by amortization during the period. In particular, investments in programming were made relating to the launch of Nickelodeon (Canada), W Movies and the Sundance Channel in the first and second quarters.  Film investments increased by $8.3 million, as net film spending of $66.9 million was offset by film amortization and accruals for tax credits.  The Nelvana studio has more episodes in production than at the same period last year.

Accounts payable and accrued liabilities increased by $32.4 million as a result of higher accruals for regulatory fees and tariffs, restructuring charges, short-term incentive accruals and the timing of general accounts payable.

Long-term debt increased by $40.1 million. The Company utilized its debt to finance the acquisition of two specialty television services in the first quarter.  Other long-term liabilities increased by $18.1 million due to increased accruals for program rights, trademark intangibles and capital leases.  In addition, units granted under the Company’s long-term incentive plan were modified from equity-based to cash-based awards in the third quarter, and balances accrued were transferred from contributed surplus to other long-term liabilities.   These increases were offset by the extinguishment of the liability associated with the Company’s interest rate swap agreements.  Net future tax liability (including current future tax asset) decreased by $9.0 million primarily due to a change in long-term Ontario provincial tax rates.

The exercise of employee stock options added $12.0 million to share capital and the issuance of shares from treasury under the Company’s new dividend reinvestment plan added $3.7 million to share capital.  Contributed surplus decreased by $5.5 million.  Units that had vested under the Company’s long-term incentive plan were paid in cash in the first quarter.  The remaining outstanding units were confirmed to be cash-based awards in the third quarter and the balances were transferred to other long-term liabilities.

LIQUIDITY AND CAPITAL RESOURCES
Cash flows
Overall, the Company’s cash and cash equivalents position decreased by $3.0 million in fiscal 2010, compared to a decrease of $8.7 million in the prior year.  Free cash flow for fiscal 2010 was $22.9 million, compared to free cash flow of $93.4 million in the prior year.  After adding back the impact of business combinations, adjusted free cash flow in fiscal 2010 is $62.9 million.  This decrease in free cash flow reflects higher capital expenditures related to Corus Quay.  Refer to the Key Performance Indicators for a reconciliation of free cash flow to consolidated statements of cash flows.

Cash provided by operating activities in fiscal 2010 was $144.1 million, compared to $113.2 million last year.  This increase is related primarily to an increase of $12.9 million in segment profit, and significantly higher add-backs for amortization of program rights and film investments.

Cash used in investing activities in fiscal 2010 was $121.1 million, compared to cash used of $19.9 million last year.  Capital expenditures are higher in the current year, as the Company incurred costs related to Corus Quay in fiscal 2010.  Included in the current year is $77.4 million in Corporate capital expenditures related to Corus Quay.  In addition, in the first quarter of fiscal 2010, the Company completed the acquisition of two specialty television services for cash of $40.0 million.

Cash used in financing activities in fiscal 2010 was $25.9 million, compared to cash used of $102.1 million in the prior year.  In the current year, the Company issued $500.0 million in senior unsecured guaranteed notes, and used the proceeds to repay a portion of the bank debt balance. These transactions resulted in the payment of financing and swap termination fees.

Liquidity
As at August 31, 2010, the Company has available $290.0 million under a revolving term credit facility that matures on February 10, 2014.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

These borrowings combined with cash generated from operations have been the primary funding sources for operations over the last several years. The nature of the Company’s business is such that significant expenditures are required to acquire program rights and to produce and acquire film assets for Television’s broadcasting and distribution businesses.  In addition, in fiscal 2010 the Company incurred significant capital expenditures related to the construction of Corus Quay.  For the past three years, these expenditures have been financed from cash generated from operations. The Company continues to maintain a positive working capital position.

As at August 31, 2010, the Company had a cash and cash equivalents balance of $8.0 million and a positive working capital balance.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

In planning for fiscal 2010, the Company made one of its priorities to assess its overall long-term debt structure in order to improve its financial flexibility.  The Company achieved this objective with the issuance of $500.0 million in senior unsecured guaranteed notes due 2017 paying interest at 7.25%.

Net debt to segment profit
As at August 31, 2010, net debt was $683.9 million, up from $640.8 million at August 31, 2009.  Net debt to segment profit at August 31, 2010 was 2.6 times, unchanged from August 31, 2009.  This ratio remains below management’s stated long-term optimal range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments
The Company has guarantees and general indemnification commitments to counterparties. Historically, the Company has not made any significant payments with respect to these guarantees and indemnification provisions, and management believes that the risk of loss is low.

The Company has used derivative financial instruments to manage risks from fluctuations in interest rates. These instruments include interest rate swap agreements. All such instruments are only used for risk management purposes. The net receipts or payments arising from financial instruments relating to the management of interest rate risks are recognized in interest expense over the term of the instrument. The carrying values of derivative financial instruments are adjusted to reflect their current market value.

During fiscal 2010, the Company terminated its interest rate swap agreements and as at August 31, 2010 has no outstanding derivative financial instruments.

Contractual commitments
Corus has the following contractual obligations:

[thousands of Canadian dollars]	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	691,891	–	191,891	–	500,000
Interest on notes	233,832	36,250	72,500	72,500	52,582
Operating leases	428,922	24,145	46,790	46,413	311,574
Program rights purchase commitments	360,514	116,697	109,527	44,026	90,264
Capital leases	25,260	8,450	15,182	1,628	–
Other obligations	13,964	1,730	3,578	3,735	4,921

In addition to the financial liabilities in the table above, the Company will also pay interest on any bank debt outstanding in future periods.  In fiscal 2010, the Company incurred interest on bank debt of $16.5 million (2009 – $29.4 million; 2008 – $33.0 million).

Pending transaction

In April 2010, the Company entered into an agreement, conditional upon CRTC and Commissioner of Competition approval of the transaction in its current form, to sell certain Quebec radio stations for $80 million to Cogeco Inc.  Should the regulatory approvals not be obtained, Cogeco may elect not to close the transaction.

TRANSACTIONS WITH RELATED PARTIES
The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and have normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $124.9 million (2009 – $114.9 million), production and distribution revenue of $1.2 million (2009 – $0.5 million) and administrative and other fees of $5.4 million (2009 – $7.2 million) from related parties. In addition, the Company paid cable and satellite system distribution access fees of $4.6 million (2009 – $6.0 million) and administrative and other fees of $3.5 million (2009 – $2.8 million) to related parties. As at August 31, 2010, the Company had $29.5 million (2009 – $23.0 million) receivable from related parties.

The Company provided related parties with interactive impressions, radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares and relocation housing loans. The loans granted by the Company do not bear interest. The aggregate amount of such indebtedness as of August 31, 2010 was $0.5 million.

OUTSTANDING SHARE DATA
As at October 31, 2010, 3,440,128 Class A Voting Shares and 77,780,932 Class B Non-Voting Shares were issued and outstanding. Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

IMPACT OF NEW ACCOUNTING POLICIES
Goodwill and intangible assets
Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs” was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has implemented an IFRS project, and has committed adequate internal and external resources towards this project, including assembling a project team with a dedicated project team leader that includes senior levels of management.  Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS project has been established.

Although the Company has completed preliminary assessments of accounting and reporting differences, impacts on systems and processes, it has not yet finalized these assessments.  As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management’s Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date.  The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position.   On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to September 1, 2010.
Cumulative translation differences	The Company expects to elect to reset cumulative translation differences for foreign operations to zero at September 1, 2010.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP.  Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements.  The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas management believes to be most significant.  However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements.  Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.  At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.  Refer to the section entitled “Cautionary statement regarding forward-looking statements”.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to financial statements.
Property, Plant and Equipment (IAS 16)
Componentization of significant real estate for separate amortization over a shorter useful life.
Remaining carrying value of underlying buildings subject to componentization amortized over a longer useful life.

Impairment of Assets (IAS 36)
Grouping of assets in cash generating units (CGU’s) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.
Goodwill allocated to and tested in conjunction with its related CGU or group of CGU’s that benefit from collective synergies.
Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Interests in Joint Ventures (IAS 31)	Joint venture interests accounted for using the equity method.
Income Taxes (IAS 12)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Intangible Assets (IAS 38)	Reinstatement of amortization of indefinite-lived intangibles
Business Combinations and Minority Interests (IFRS 3R)
Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.
Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Non-controlling interests presented as a separate component of shareholders’ equity.

This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS in fiscal 2011.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule.

Other
 In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-controlling Interests.”  These new standards will be effective for fiscal years beginning on or after January 1, 2011 but may be early adopted.  The Company is currently evaluating the effects of adopting these changes.

CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs; provisions for doubtful accounts to reflect credit exposures; valuation allowances and impairment assessments for various assets including investments in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates. The policies described below are considered to be critical accounting estimates, as they require significant estimation or judgment.

Film investments
The individual-film-forecast-computation method is used to determine amortization. Under this method, capitalized costs for an individual film or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenue expected to be received from such film or television program over a period not to exceed 10 years from the date of delivery. As a result, if revenue estimates change with respect to a film or television program, the Company may be required to write down all or a portion of the unamortized costs of such film or television program, therefore impacting direct cost of sales, general and administrative expenses, and profitability.

Broadcast licenses and goodwill
The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license. No assurance can be given that the Company will be able to renew its licenses or that substantial cost or material modification of the existing terms and conditions will not be incurred.

Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they are impaired. The Company has selected August 31 as the date it performs its annual impairment test.  The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, significant negative industry or economic trends, or if future performance is below historical trends.

As a result of a number of factors the Company recorded an impairment charge of $175.0 million related to these intangibles in fiscal 2009.  No assurance can be given that the Company will not have to record further impairment charges in the future.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Certain assumptions are required in order to determine the provision for income taxes, including filing positions on certain items and the realization of future tax assets.

The Company is audited regularly by federal and provincial authorities in the areas of income taxes and the remittance of sales taxes. These audits consider the timing and amount of deductions and compliance with federal and provincial laws. To the extent that the Company’s filing positions are challenged, the Company’s effective tax rate in a given financial statement period could be materially affected.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit. No assurance can be given that future earnings will be sufficient to realize the future benefit.

CONTROLS AND PROCEDURES
As required by National Instrument 52-109 issued by the Ontario Securities Commission, Corus’ Chief Executive Officer and Chief Financial Officer have made certain certifications related to the information in Corus’ annual filings (as defined in National Instrument 52-109) with the provincial securities legislation.

As Corus is a foreign private issuer, as defined by the SEC, similar certifications by Corus’ Chief Executive Officer and Chief Financial Officer are required by Section 302(a) of the Sarbanes-Oxley Act of 2002 related to information in Corus’ annual report on Form 40-F.

Evaluation of disclosure controls and procedures
As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused it to be designed under their supervision) to provide reasonable assurance that material information with respect to Corus, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of Corus’ disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by Corus in the reports that it files or submits to the provincial securities legislation is recorded, processed, summarized and reported, within the time periods required. Corus has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the “Exchange Act”]), have concluded that, as at August 31, 2010, the Company’s disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting
As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused it to be designed under their supervision).

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at August 31, 2010, the Company has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Corus’ management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, as at August 31, 2010, based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that the Company’s internal control over financial reporting was effective as of that date.

Attestation report of the registered public accounting firm
Ernst & Young LLP, an independent registered public accounting firm, who has audited, and reported on, the Company’s consolidated financial statements for the year ended August 31, 2010, as included in this annual report, has also issued a report, under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States), on the operating effectiveness of internal control over financial reporting as at August 31, 2010.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during fiscal 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ADDITIONAL INFORMATION
Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.